Exhibit 99.1

NEWS RELEASE - REGULATED INFORMATION
27 APRIL 2022, 4:00PM EDT / 22:00 CET

MDxHealth Reports Q1-2022 Results

IRVINE, CA, and HERSTAL, BELGIUM – April 27, 2022 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today announced its financial results for the first quarter ended March 31, 2022.

Michael McGarrity, CEO of MDxHealth, commented: “We are excited to report greater than 20% revenue growth for Q1 as well as the resumption of year-over-year unit growth for SelectMDx® and ConfirmMDx® tests. While patient flow remains inconsistent by geography, we are beginning to see the normalization of historical urology patient visit patterns, and we expect these trends to continue to improve as effects of the pandemic wane.

“We are also encouraged by the initial introduction of novel molecular Urinary Tract Infection (UTI) testing into our focused urology channel. The market for UTI testing is well-defined, with urologists accounting for approximately 20% of the 10 million tests ordered annually in the U.S.

“As we noted at the beginning of the year, we look forward to providing greater visibility to our 2021 guidance with our mid-year update. We are pleased with the execution of our team, and the strong underlying momentum in our business and new product initiatives.”

Highlights for the first quarter ended March 31, 2022

●	Revenues for the first quarter ended March 31, 2022, increased by 21% to $6.1 million versus $5.1 million for the same period last year

●	Billable test volume for the first quarter ended March 31, 2022, for ConfirmMDx increased by 6% to 4,141 versus 3,913, and for Select by 2% to 3,311 versus 3,259, for the same period last year

●	Cash and cash equivalents of $48.0 million as of March 31, 2022

Financial review for the quarter ended March 31, 2022

USD in thousands (except per share data) Unaudited	Quarter Ended March 31
	2022	2021	% Change
Services	6,092	4,800	27%
Licenses and royalties	14	258	(95)%
Total Revenue	6,106	5,058	21%

Cost of goods	(3,263)	(2,683)	22%
Gross Profit	2,843	2,375	20%
Operating expenses	(10,695)	(8,135)	31%
Operating loss	(7,852)	(5,760)	36%
Net loss	(8,270)	(6,183)	34%
Basic and diluted loss per share	(0.05)	(0.06)	(5)%

Total revenue for the first quarter ended March 31, 2022, was $6.1 million, an increase of 21% as compared to total revenue of $5.1 million for the first quarter of 2021. Services revenue amounted to $6.1 million for Q1-2022, an increase of 27% as compared to $4.8 million for Q1-2021.

Gross profit for the first quarter ended March 31, 2022, was $2.8 million as compared to $2.4 million for the first quarter of 2021. Gross margins were 46.6% for Q1-2022 as compared to 47.0% for Q1-2021.

Operating expenses for the first quarter ended March 31, 2022, were $10.7 million, up 31% from $8.1 million for the first quarter of 2021, primarily driven by an increase in our public company expenses, following our initial public offering on the NASDAQ in the fourth quarter of 2021.

Operating loss and net loss for the first quarter ended March 31, 2022, were $7.9 million and $8.3 million, respectively, compared to $5.8 million and $6.2 million, respectively, for Q1-2021.

Cash and cash equivalents as of March 31, 2022, were $48.0 million.

About MDxHealth

MDxHealth is a commercial-stage precision diagnostics company that provides actionable molecular diagnostic information to personalize the diagnosis and treatment of cancer. The Company’s tests are based on proprietary genetic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis of urologic cancers and prognosis of recurrence risk. The Company’s European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands, and U.S. headquarters and laboratory operations based in Irvine, California. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

MDxHealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; and the amount and nature of competition for our products and services. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The MDxHealth logo, MDxHealth, ConfirmMDx, SelectMDx, ResolveMDx, AS-MDx and MonitorMDx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.